Exhibit 99.1

Sundial Announces Departure of CEO and other Leadership Changes and Optimization Initiatives

CALGARY, Jan. 30, 2020 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial" or "the Company") announces certain changes to its executive team and board of directors (the "Board") as described below.

Board of Directors and Executive Team Changes

  Torsten Kuenzlen has resigned as the Company's Chief Executive Officer ("CEO") and will step down as a director, effective immediately, to pursue other interests;
  Zach George, currently a member of Sundial's Board, has been appointed as CEO and will continue as a director;
  Ted Hellard has stepped down from his role as Executive Chairman, but will continue to serve on the Board, and as Chair of the Mergers and Acquisitions Committee;
  Brian Harriman, Sundial's Chief Operating Officer ("COO"), will be leaving Sundial and his portfolio will be transitioned to Andrew Stordeur; and,
  Andrew Stordeur, currently President of Sundial's Canadian operations, will be appointed as President and COO in recognition of his expanded role.

Sundial is committed to continuing to implement strong corporate governance practices throughout the organization. In addition, the Board will continue to evaluate future opportunities to further strengthen the Company and position it for long-term growth and value creation. Sundial's management team is committed to the long-term success of the Company and has the extensive operational, marketing and business experience needed to maintain its position as a leader in the industry.

Greg Mills, Chairman of the Board, said, "We are extremely fortunate to have Mr. George join us as CEO. His successful track record for effecting corporate change through increased efficiency and operational improvements, along with his capital markets experience, will help drive the next chapter for Sundial. We are also pleased to announce the promotion of Andrew Stordeur to President and COO. His leadership and strong background in the consumer-packaged goods sector are critical to Sundial and his promotion furthers our efforts to streamline the organization."

"I look forward to working with the management team at Sundial," said Zach George, Sundial's incoming CEO. "Sundial's talent, state-of-the-art facilities and disciplined consumer product focus will be the drivers of its future success. As the market evolves, these attributes, along with our flexible operating structure, position us for long-term growth and sustainable value creation for our shareholders."

Further details on Mr. George's and Mr. Stordeur's experience can be found below.

Optimization Initiatives
In response to slower than expected regulatory approvals of new stores and delays in some cannabis 2.0 products, Sundial has implemented several streamlining and efficiency initiatives to position the Company for long-term, sustainable growth. These initiatives include enhancement of facility workflows and processes, realignment of product lines and product formats to areas of stronger demand, workforce optimization and a heightened discipline in cost management. While industry delays adversely impact Sundial's operations in the short term, the Company expects to see a resumption of strong growth across the industry when the regulatory bottlenecks are removed and approvals for new products are granted.

The efficiency improvements and cost-cutting initiatives are expected to result in an annualized cost savings of approximately CAD$10-15 million for fiscal 2020. A substantial portion of these initiatives have been implemented, with cost reductions expected to be realized beginning in the first quarter of 2020. As part of the leadership team's focus on improved efficiency, cost management and long-term sustainability, the Company will continue to monitor operations to ensure it remains responsive in the current environment.

Sundial is committed to providing the highest quality products with processes and practices that meet or exceed the regulatory requirements. The Company does not expect its production levels to be affected by these changes.

Executive Biographies

Zachary George
Mr. George brings a wealth of experience to Sundial, having spent more than 15 years evaluating catalyst-based investment opportunities across the capital structure of North American companies with a focus on real assets. Mr. George has worked in a management capacity, including as a chief executive officer, with numerous corporate boards to turn around operations, affect corporate action and implement governance policies in order to maximize shareholder value.

Mr. George co-founded the alternative investment platform FrontFour Capital Group LLC and currently serves as a trustee and director on the boards of Cominar REIT and Trez Capital Junior MIC. He previously served as chairman of the boards of FAM REIT and Huntingdon Capital Corp., as the lead independent director of both Cornell Companies Inc. and PW Eagle Inc., and on the boards of Allied Defense Group Inc. and IAT Air Cargo Facilities Income Fund.

Andrew Stordeur
Mr. Stordeur joined the Company as Chief Commercial Officer in March 2018 and became President, Canada in May 2019.  Mr. Stordeur has over 15 years of experience working in the fast-moving consumer goods industry both domestically and internationally, contributing to the success of well-known brands like Molson Coors Beverage Company, Mars Canada Inc., and other international consumer packaged goods companies.  Before joining Sundial, Mr. Stordeur was the Chief Sales and Customer Officer at the Molson Coors Beverage Company and also spent time in senior commercial roles at Mars Canada.

For more information about Sundial, visit www.sndlgroup.com and follow us on Twitter @SundialCannabis, Instagram @SundialCannabis, LinkedIn @SundialCannabis and Facebook @SundialCommunity.

About Sundial Growers Inc.

Sundial proudly crafts pioneering cannabis brands to Heal, Help and Play:

    Heal - cannabis products used as prescription medicine
    Help - cannabis products that strive to promote health and wellness through CBD
    Play - cannabis products to enhance social, spiritual and recreational occasions

Sundial has facilities in Canada and the United Kingdom and provides quality and consistent products consumers can trust.

In Canada, we grow 'craft-at-scale' cannabis using purpose-built modular facilities and award-winning genetics. Sundial's flagship production facility is located in Olds, Alberta with a second facility in Rocky View, Alberta. We have commenced construction of our next purpose-built facility in Merritt, British Columbia.

In the United Kingdom, we grow high-quality traceable plants, including hemp, ornamental flowers and edible herbs, in over 1.5 million square feet of state-of-the-art environmentally friendly, indoor facilities. Bridge Farm has three facilities in Spalding with another currently under construction.

Forward-Looking Information Cautionary Statement
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including statements regarding the Company's cost-cutting initiatives, the cost savings expected to be achieved and the maintenance of production levels. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Media Contact: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 08:00e 30-JAN-20